SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West

15th Floor

Montreal, Quebec

Canada H3G 1T4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated November 14, 2013.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI posts strong Q4 and fiscal 2013 results

Logica integration drives significant earnings growth

Q4-F2013 year-over-year highlights

•	Revenue of $2.5 billion, up 52.7%;
•	Bookings of $2.5 billion, up 64.2%;
•	Backlog of $18.7 billion, up more than $1.0 billion;
•	Adjusted EBIT of $313.4 million, up 174.6%;
•	Adjusted EBIT margin of 12.7%;
•	Net earnings of $213.6 million or diluted EPS of 67 cents, excluding acquisition-related and integration costs and unfavorable tax adjustments;
•	Net earnings of $141.0 million, or diluted EPS of 44 cents on a GAAP basis, including acquisition-related and integration costs and unfavorable tax adjustments;
•	Cash provided by operating activities of $166.4 million, or 52 cents per diluted share;
•	Net debt reduced by $133.1 million and repurchased 365,200 shares during the quarter;
•	Return on invested capital of 11.8%.

Note: All figures in Canadian dollars. F2013 MD&A, audited consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, November 14, 2013 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) reported revenue of $2.5 billion in its fourth quarter of fiscal 2013. This compares with $1.6 billion in the year ago period, representing an increase of 52.7%.

Adjusted EBIT was $313.4 million, representing a margin of 12.7%. This compares with $114.1 million in the year ago period for a margin of 7.1%.

Net earnings were $213.6 million, or 67 cents per diluted share before integration costs of $50.2 million and unfavorable tax adjustments of $26.0 million. This compares with $100.0 million or 37 cents per share in Q4-F2012. Including the integration costs and unfavorable tax adjustments, on a GAAP basis, net earnings were $141.0 million and diluted earnings per share were 44 cents which compares to a loss of $168.0 million or 58 cents per diluted share in the year ago period.

Cash generated from operating activities during the quarter was $166.4 million. Excluding integration-related disbursements, CGI generated $204.5 million in cash representing 64 cents per diluted share.

During the quarter, the Company booked $2.5 billion in contract wins, or 102% of revenue. The Company’s backlog at the end of Q4 was $18.7 billion, representing a year-over-year increase of more than $1.0 billion.

Net debt was reduced by $133.1 million in the quarter to $2.7 billion, representing a net debt to capitalization ratio of 39.6%.

The following table presents the Q4 results for both fiscal 2012 and 2013:

Dollar figures in millions except EPS
	Q4-2013	Q4-2012
Revenue	$2,458.2	$1,609.7
Adjusted EBIT	$313.4	$114.1
Margin	12.7%	7.1%
Net earnings prior to integration costs and tax adjustments	$213.6	$100.0
Earnings per share (diluted) prior to integration costs and tax adjustments	$0.67	$0.37
Integration costs	$50.2	$109.7
Acquisition-related costs	—	$138.6
Total acquisition related and integration costs	$50.2	$248.3
Unfavorable tax adjustments	($26.0)	—
Net earnings (loss)	$141.0	($168.0)
Net earnings margin	5.7%	(10.4%)
Earnings per share (diluted)	$0.44	($0.58)
Weighted average number of shares (diluted)	319,114,642	289,815,528
Net finance costs	$27.6	$14.2
Net debt	$2,739.9	$3,105.3
Net debt to capitalization ratio	39.6%	46.5%
Cash provided by operating activities	$166.4	$109.3
Days of sales outstanding (DSO)	49	74
Return on invested capital	11.8%	11.4%
Bookings	$2,501	$1,523
Backlog	$18,677	$17,647

“I am very pleased with the strong performance delivered in the fourth quarter and throughout fiscal 2013,” said Michael E. Roach, President and Chief Executive Officer. “After a full year, the Logica merger and successful execution of our integration program has, and will continue to yield significant benefits for our clients, employees and shareholders. Going forward, our focus remains on realizing incremental revenue and cost synergies that will drive additional earnings accretion in fiscal 2014 and beyond.”

“In summary we begin fiscal 2014 in an excellent position strategically, operationally and financially.”

Fiscal 2013 results

CGI reported revenue of $10.1 billion for the fiscal year ended September 30, 2013 compared with $4.8 billion in F2012, representing an increase of 111.3%.

Adjusted EBIT was $1.1 billion for a margin of 10.7%, compared with $546.7 million in F2012.

Before acquisition-related and integration costs as well as net unfavorable tax adjustments, net earnings were $727.7 million, or $2.30 per diluted share. This compares with $401.3 million or $1.50 per diluted share in F2012.

Including $338.4 million of acquisition-related and integration costs and $11.1 million in net unfavorable tax adjustments, on a GAAP basis, net earnings were $455.8 million or $1.44 in earnings per diluted share.

The Company generated $671.3 million in cash from operations in F2013, or $2.12 per diluted share. Excluding acquisition and integration-related disbursements, over $1.0 billion in cash was generated by the operations during the year.

As part of its Normal Course Issuer Bid, the Company purchased 723,100 shares for $22.9 million, at an average price of $31.63.

Since its peak of $3.3 billion in Q4-F2012, net debt at the end of F2013 has been reduced by more than $600 million to $2.7 billion, representing a net debt to capitalization ratio of 39.6%.

New contract bookings reached $10.3 billion during the year, for a book-to-bill of 102% of revenue.

The following table presents full fiscal year results for both 2012 and 2013:

Dollar figures in millions except EPS
	F2013	F2012
Revenue	$10,084.6	$4,772.5
Adjusted EBIT	$1,075.6	$546.7
Margin	10.7%	11.5%
Net earnings prior to integration costs and tax adjustments	$727.7	$401.3
Earnings per share (diluted) prior to integration costs and tax adjustments	$2.30	$1.50
Integration costs	$338.4	$109.7
Acquisition-related costs	—	$145.3
Total acquisition related and integration costs	$338.4	$255.0
Net unfavorable tax adjustments	($11.1)	—
Net earnings	$455.8	$131.5
Earnings per share (diluted)	$1.44	$0.48
Weighted average number of shares (diluted)	316,974,179	273,644,002
Net finance costs	$109.6	$36.8
Net debt	$2,739.9	$3,105.3
Net debt to capitalization ratio	39.6%	46.5%
Cash provided by operating activities	$671.3	$613.3
Days of sales outstanding (DSO)	49	74
Return on invested capital	11.8%	11.4%
Bookings	$10,310	$5,180
Backlog	$18,677	$17,647

Integration Program

Against a total integration budget of $525.0 million, integration expenses have amounted to $448.2 million since August 2012. The remaining balance of $76.8 million is expected to be expensed over the next four quarters.

Q4 and Full-Year F2013 Results Conference Call

Management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866) 225-2055 or via cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a replay and downloadable podcast will remain available on cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$18 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt, net debt to capitalization, DSO and ROIC

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Lorne Gorber

Senior Vice-President, Global Communications and Investor Relations

+1 (514) 841-3355

lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: November 14, 2013	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer